As filed with the Securities and Exchange Commission on February 27, 1997


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                         Electronic Hair Styling, Inc.
                                (Name of Issuer)




                                  Common Stock
                         (Title of Class of Securities)




                                  285722-10-4
                                 (CUSIP Number)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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----------------------------------------------
CUSIP No. 285722-10-4                                   SCHEDULE 13G
----------------------------------------------



-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Futurtec, L.P.

      11-3155090
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /  /


                                                         (b) /  /


-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------------------------------------------------------------------------
2                              5          SOLE VOTING POWER
                                                 419,842
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                             --------------------------------------------------
                               6          SHARED VOTING POWER
                                                    0
                             --------------------------------------------------
                               7          SOLE DISPOSITIVE POWER
                                                 419,842
                             --------------------------------------------------
                               8          SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                419,842
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /  /




-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                7.6%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      PN
-------------------------------------------------------------------------------



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----------------------------------------------
CUSIP No. 285722-10-4                                   SCHEDULE 13G
----------------------------------------------



-------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Futurtec Capital Corporation

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /  /


                                                          (b)/  /


-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-------------------------------------------------------------------------------
2                              5   SOLE VOTING POWER
                                          419,842
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                             --------------------------------------------------
                               6   SHARED VOTING POWER
                                             0
                             --------------------------------------------------
                               7   SOLE DISPOSITIVE POWER
                                          419,842
                             --------------------------------------------------
                               8   SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               419,842
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /  /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               7.6%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------



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----------------------------------------------
CUSIP No. 285722-10-4                                   SCHEDULE 13G
----------------------------------------------



-------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ido Klear


-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /  /


                                                              (b) /  /


-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-------------------------------------------------------------------------------
2                              5    SOLE VOTING POWER
                                          419,842
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                             --------------------------------------------------
                               6   SHARED VOTING POWER
                                             0
                             --------------------------------------------------
                               7   SOLE DISPOSITIVE POWER
                                          419,842
                             --------------------------------------------------
                               8   SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               419,842
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /  /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                7.6%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------



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----------------------------------------------
CUSIP No. 285722-10-4                                   SCHEDULE 13G
----------------------------------------------


ITEM 1(A).       NAME OF ISSUER:

                 Electronic Hair Styling, Inc.

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 One Lovell Avenue
                 Mill Valley, California  94941

ITEM 2(A).       NAME OF PERSON FILING:

                 Futurtec, L.P., a Delaware limited partnership, is the security holder of record of the Common Stock (hereinafter defined) of the Company. Futurtec Capital Corporation, a Delaware corporation, is the general partner of Futurtec, L.P. Mr. Ido Klear is the sole stockholder, director and President of Futurtec Capital Corporation.

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 Futurtec, L.P.
                 111 Great Neck Road
                 Suite 301
                 Great Neck, NY  11021

ITEM 2(C).       CITIZENSHIP:

                 U.S.A.

ITEM 2(D).       TITLE OF CLASS OF SECURITIES:

                 Common Stock, $.01 par value per share (the "Common Stock")

ITEM 2(E).       CUSIP NUMBER:

                 285722-10-4

ITEM 3.          TYPE OF REPORTING PERSON FILING PURSUANT TO RULE
                 13D-1(B) OR 13D-2(B):

                 Not Applicable.



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----------------------------------------------
CUSIP No. 285722-10-4                                   SCHEDULE 13G
----------------------------------------------


ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficially Owned as of December 31, 1996:
                  419,842 shares of Common Stock

         (b)      Percent of Class:
                  7.6%

         (c)      Number of shares as to which the Reporting Person has:

                  (i) sole power to vote or to direct the vote        419,842

                  (ii) shared power to vote or to direct the vote          0

                  (iii) sole power to dispose or to direct the
                        disposition of                                419,842

                  (iv) shared power to dispose or to direct the
                       disposition of                                      0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                    Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                    Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                           Not Applicable.


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----------------------------------------------
CUSIP No. 285722-10-4                                   SCHEDULE 13G
----------------------------------------------


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.

ITEM 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 26, 1997
                                        FUTURTEC, L.P.

                                        By: Futurtec Capital Corporation,
                                             its General Partner


                                        By:  /s/ Ido Klear
                                             ----------------------------
                                             Name:  Ido Klear
                                             Title: President


                                        FUTURTEC CAPITAL CORPORATION


                                        By:  /s/ Ido Klear
                                             ---------------------------
                                             Name:  Ido Klear
                                             Title: President



                                        /s/ Ido Klear
                                        --------------------------------

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